K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006
June 30, 2016
VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-1520
Neuberger Berman Alternative Funds
-- Neuberger Berman Neuberger Berman U.S. Equity Index PutWrite Strategy
Fund (Class A, Class C, Institutional Class, and Class R6)

File Nos. 333-122847; 811-21715

Re:  Request for Selective Review for Post-Effective Amendment No. 52
Ladies and Gentlemen:
Transmitted herewith for filing on behalf of Neuberger Berman Alternative Funds (“Registrant”), pursuant to the Securities Act of 1933, as amended (“1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A (“PEA 52”) on behalf of its series and classes listed above.  PEA 52 includes the prospectuses (“Prospectuses”) and statement of additional information (“SAI”) relating to the series and classes of the Registrant listed above.  This transmission includes a conformed signature page signed by the Registrant and by power of attorney for a majority of the Trustees, the manually signed originals of which are maintained at the office of the Registrant.

The primary purpose of this filing is to add U.S. Equity Index PutWrite Strategy Fund as a new series of the Registrant.  The Fund will have four classes of shares - Class A, Class C, Institutional Class, and Class R6.  This filing is not intended to affect the prospectus or SAI of any other previously registered series (or class of such series) of the Registrant.

 The form of the Prospectuses and the section of the Prospectuses titled “Your Investment,” and the form and text of the SAI (except the section titled “Investment Information”) are substantially the same as parallel disclosure in the Prospectuses and the SAI contained in the currently effective registration statement for the Registrant and previously reviewed by the Staff in the following registration statement filed pursuant to Rule 485(a):

Securities and Exchange Commission
June 30, 2016

Post-Effective Amendment No. 49 to the Registrant’s registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder, for Class A, Class C, Institutional Class, and Class R6 shares of the Neuberger Berman funds contained therein (Accession No. 0000898432-15-001766) (December 30, 2015).

 Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing PEA 52.  Pursuant to Rule 485(a)(1) under the 1933 Act, this PEA 52 will become effective on September 13, 2016.  The Registrant respectfully requests that the Staff furnish the Registrant with any comments on this filing by August 15, 2016.  This will assist the Registrant in keeping to its prospectus printing schedule.

Please contact me at (202) 778-9473 with any questions or comments you may have.  Thank you for your attention.

Sincerely, /s/ Franklin H. Na Franklin H. Na